FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of May 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Nomura Holdings Approves Share Buyback Program]

2.	[Nomura Announces 10 Yen Year-end Dividend]

3.	[Nomura Holdings Announces Changes to Board of Directors]

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 18, 2005	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

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Tokyo, May 18, 2005

Nomura Holdings Approves Share Buyback Program

Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program in the first quarter of the current fiscal year ending March 31, 2006, in accordance with Article 211-3-1-2 of the Commercial Code of Japan.

The share buyback will run from May 19, 2005, to June 23, 2005, and have an upper limit of 25 million shares of Nomura Holdings common stock. This translates to a maximum of 37.5 billion yen or 1.25 percent of outstanding shares.

Nomura recognizes the need to set out flexible financial strategies that allow the Board to respond quickly to any changes in the business environment and is considering further share buybacks from the second quarter of the current fiscal year. Details will be announced when finalized.

As of March 31, 2005, Nomura Holdings had 1,965,919,860 outstanding shares and 23,730,994 shares as treasury stock.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Nomura Securities Co., Ltd	81-3-3278-0591
Shuji Sato	Corporate Communications Dept.,
Mitch Hayes	Nomura Group Headquarters
Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

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Tokyo, May 18, 2005

Nomura Announces 10 Yen Year-end Dividend

Nomura Holdings, Inc. today announced a year-end dividend of 10 yen per share for the fiscal year ended March 31, 2005. The dividend, which is in line with the target dividend amount, is payable to all recorded shareholders as of March 31, 2005, and is due to be paid on June 1.

Recent dividends and the target dividend amounts for the current fiscal year ending March 31, 2006, are shown below for reference.

	Interim Dividend		Year-end Dividend		Annual Dividend
Fiscal Year Ended March 31, 2004	JPY	7.50	JPY	7.50	JPY	15.00

	Interim Dividend		Year-end Dividend		Annual Dividend
Fiscal Year Ended March 31, 2005	JPY	10.00	JPY	10.00	JPY	20.00

	Interim Target Dividend Amount		Year-end Target Dividend Amount		Annual Target Dividend Amount
Fiscal Year Ending March 31, 2006	JPY	12.00	JPY	12.00	JPY	24.00

N.B. All dividends are ordinary dividends.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Nomura Securities Co., Ltd	81-3-3278-0591
Shuji Sato	Corporate Communications Dept.,
Mitch Hayes	Nomura Group Headquarters
Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

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Tokyo, May 18, 2005

Nomura Holdings Announces Changes to Board of Directors

Nomura Holdings, Inc. today announced the following changes to its Board of Directors, effective June 28, 2005.

Retiring

Shozo Kumano, Director

(to be appointed Advisor, Nomura Securities Co., Ltd., effective June 29, 2005)

New Appointment

Yukio Suzuki, Director

(currently Advisor)

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Nomura Securities Co., Ltd	+81-3-3278-0591
Shuji Sato	Corporate Communications Dept.,
Mitch Hayes	Nomura Group Headquarters
Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

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